WINNEBAGO INDUSTRIES, INC.

2004 INCENTIVE COMPENSATION PLAN
AS AMENDED

1. *Plan.* The Winnebago Industries, Inc. 2004 Incentive Compensation Plan (the *"Plan"*) was adopted by Winnebago Industries, Inc. (the *"Company"*) to reward certain key Employees of the Company and its Affiliates and Non-employee Directors of the Company by enabling them to acquire shares of Common Stock of the Company.

2. *Objectives.* The purpose of this Winnebago Industries, Inc. 2004 Incentive Compensation Plan is to further the interests of the Company and its shareholders by providing incentives in the form of Awards to key Employees and Non-employee Directors who can contribute materially to the success and profitability of the Company and its Affiliates. Such Awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company and its Affiliates to attract and retain such Employees and Non-employee Directors.

3. *Definitions.* As used herein, the terms set forth below shall have the following respective meanings unless otherwise expressly provided herein:

"Administrator" means (i) with respect to Employee Awards, the Committee, and (ii) with respect to Director Awards, the Board.

"Affiliate" means a Subsidiary or Joint Venture.

"Authorized Officer" means the Chief Executive Officer of the Company (or any other senior officer of the Company to whom the Chief Executive Officer shall delegate the authority to execute any Award Agreement, where applicable).

"Award" means an Employee Award or a Director Award.

"Award Agreement" means any Employee Award Agreement or Director Award Agreement.

"Board" means the Board of Directors of the Company.

"Change in Control," unless otherwise defined by the Committee, means the time when (i) any Person becomes an Acquiring Person, or (ii) individuals who shall qualify as Continuing Directors of the Company shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company, *provided, however,* that in the case of either clause (i) or (ii) a Change of Control shall not be deemed to have occurred if the event shall have been approved prior to the occurrence thereof by a majority of the Continuing Directors who shall then be members of such Board of Directors, and in the case of clause (i) a Change of Control shall not be deemed to have occurred upon the acquisition of stock of the Company by a pension, profit-sharing, stock bonus, employee stock ownership plan or other retirement plan intended to be qualified under Section 401(a) of the Code established by the Company or any subsidiary of the Company. (In addition, stock held by such a plan shall not be treated as outstanding in determining ownership percentages for purposes of this definition.)

For the purpose of the definition *"Change of Control"* only:

(a) *"Continuing Director"* means (i) any member of the Board of Directors of the Company, which such person is a member of the Board, who is not an Affiliate or Associate of any Acquiring Person or of any such Acquiring Person's Affiliate or Associate and was a member of the Board prior to the time when such Acquiring Person shall have become an Acquiring Person, and (ii) any successor of a Continuing Director, while such successor is a member of the Board, who is not an Acquiring Person or any Affiliate or Associate of any Acquiring Person or a representative or nominee of an Acquiring Person or of any affiliate or associate of such Acquiring Person and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

(b) *"Acquiring Person"* means any Person or any individual or group of Affiliates or Associates of such Person who acquires beneficial ownership, directly or indirectly, of 20 percent or more of the outstanding stock of the Company if such acquisition occurs in whole or in part, except that the term *"Acquiring Person"* shall not include a Hanson Family Member or an Affiliate or Associate of a Hanson Family Member. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of (x) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more of the outstanding Common Stock then outstanding or (y) the acquisition by such Person of newly-issued Common Stock directly from the Company (it being under stood that a purchase from an underwriter or other intermediary is not directly from the Company); *provided however,* that if a Person shall become the beneficial owner of 20% or more of the Common Stock then outstanding by reason of share purchases by the Company or the receipt of newly-issued Common Stock directly from the Company and shall, after such share purchases or direct issuance by the Company, become the beneficial owner of any additional Common Stock of the Company, then such Person shall be deemed to be an "Acquiring Person"; *provided further, however,* that any transferee from such Person who becomes the beneficial owner of 20% or more of the Common Stock then outstanding shall nevertheless be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable (and in any event within ten business days after notification by the Company) a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purpose of this Plan.

(c) *"Affiliate"* means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(d) *"Associate"* means (1) any corporate, partnership, limited liability company, entity or organization (other than the Company or a majority-owned subsidiary of the Company) of which such a Person is an officer, director, member, or partner or is, directly, or indirectly the beneficial owner of ten percent (10 percent) or more of the class of equity securities, (2) any trust or fund in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, (3) any relative or spouse of such person, or any relative of such spouse, or (4) any investment company for which such person or any Affiliate of such person serves as investment advisor.

(e) *"Hanson Family Member"* means John K. Hanson and Luise V. Hanson (and the executors or administrators of their estates), their lineal descendants (and the executors or administrators of their estates), the spouses of their lineal descendants (and the executors or administrators of their estate) and the John K. and Luise V. Hanson Foundation.

(f) *"Person"* means an individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization or government or political subdivision thereof.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Human Resources Committee of the Board or such other independent Committee of the Board as is designated by the Board to administer the Plan.

"Common Stock" means Winnebago Industries, Inc. common stock, par value $.50 per share.

"Company" means Winnebago Industries, Inc., an Iowa corporation, or any successor thereto.

"Director Award" means any Stock Award or Non-qualified Stock Options granted, whether singly, in combination or in tandem, to a Participant who is a Non-employee Director pursuant to such applicable terms, conditions and limitations as the Board may establish in order to fulfill the objectives of the Plan.

"Director Award Agreement" means a written agreement setting forth the terms, conditions and limitations applicable to a Director Award, to the extent the Board determines such agreement is necessary.

"Disability" means the Participant is unable to perform each of the essential duties of such Participant's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months.

"Dividend Equivalents" means, with respect to Stock Units or shares of Restricted Stock that are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period on a like number of shares of Common Stock.

"Employee" means an employee of the Company or any of its Affiliates.

"Employee Award" means any Option or Stock Award granted, whether singly, in combination or in

tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

"Employee Award Agreement" means a written agreement setting forth the terms, conditions and limitations applicable to an Employee Award, to the extent the Committee determines such agreement is necessary.

"Equity Award" means any Option or Stock Award granted to a Participant under the Plan.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) (A) if Common Stock is listed on a national securities exchange, the closing price per share of such Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the next succeeding date on which such a sale was so reported, (B) if Common Stock is not so listed but is quoted on the NASDAQ National Market, the mean between the highest and lowest sales price per share of Common Stock reported by the NASDAQ National Market on that date, or, if there shall have been no such sale so reported on that date, on the next succeeding date on which such a sale was so reported, or, at the discretion of the Committee, the price prevailing on the NASDAQ National Market at the time of exercise, (C) if Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the next succeeding date on which such quotations shall be available, as reported by the NASDAQ Stock Market, or, if not reported by the NASDAQ Stock Market, by the National Quotation Bureau Incorporated or (D) if Common Stock is not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose, or (ii) if applicable, the price per share as determined in accordance with the procedures of a third party administrator retained by the Company to administer the Plan.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan. The Grant Date for a substituted award is the Grant Date of the original award.

"Grant Price" means the price at which a Participant may exercise his or her right to receive Common Stock, as applicable, under the terms of an Award.

"Incentive Stock Option" means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Joint Venture" means any joint venture or partnership in which the Company has at least 50% ownership, voting, capital or profit interests (in whatever form).

"Non-employee Director" means an individual serving as a member of the Board who is not an Employee of the Company or any of its Affiliates.

"Non-qualified Stock Option" means an Option that is not an Incentive Stock Option.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price, which may be an Incentive Stock Option or a Non-qualified Stock Option.

"Participant" means an Employee or Non-employee Director to whom an Award has been granted under this Plan.

"Restricted Stock" means Common Stock that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the Grant Date of an Award of Restricted Stock and ending as of the date upon which the Common Stock subject to such Award is no longer restricted or subject to forfeiture provisions.

"Stock Award" means an Award in the form of shares of Common Stock or Stock Units, including an award of Restricted Stock.

"Stock Unit" means a unit equal to one share of Common Stock (as determined by the Committee) granted to either an Employee or a Non-employee Director.

"Subsidiary" means any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation.

4. *Eligibility.*

(a) *Employees.* Employees eligible for the grant of Employee Awards under this Plan are those who hold positions of responsibility and whose performance, in the judgment of the Committee, can have a significant effect on the success of the Company and its Affiliates.

(b) *Directors.* Members of the Board eligible for the grant of Director Awards under this Plan are those who are Non-employee Directors.

5. *Common Stock Available for Awards.* Subject to the provisions of paragraph 17 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 2,000,000 shares. No more than 1,000,000 shares of Common Stock shall be available for Awards other than Options. The number of shares of Common Stock that are the subject of Awards under this Plan that are forfeited or terminated, or expire unexercised shall again immediately become available for Awards hereunder. If the Grant Price or other purchase price of any Option or other Award granted under the Plan is satisfied by tendering shares of Common Stock to the Company by either actual delivery or by attestation, or if the tax withholding obligation resulting from the settlement of any such Option or other Award is satisfied by tendering or withholding shares of Common Stock, only the number of shares of Common Stock issued net of the shares of Common Stock tendered or withheld shall be deemed delivered for purposes of determining the maximum number of shares of Common Stock available for delivery under the Plan. Shares of Common Stock delivered under the Plan in settlement, assumption or substitution of outstanding awards or obligations to grant future awards under the plans or arrangements of another entity shall not reduce the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that such settlement, assumption or substitution is a result of the Company or an Affiliate acquiring another entity or an interest in another entity. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6. *Administration.* (a) This Plan shall be administered by the Committee except as otherwise provided herein.

(b) Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee may, in its discretion, provide for the acceleration of the vesting or exercisability of an Employee Award or otherwise amend or modify an Employee Award in any manner that is either (i) not adverse to the Participant to whom such Employee Award was granted or (ii) consented to by such Participant; provided, however, that the Committee may not undertake any actions as described above if such actions would be prohibited by section 409A of the Code and the regulations thereunder, or if such actions would result in the treatment of the Awards granted under this Plan as deferred compensation under section 409A of the Code. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee, with respect to Employee Awards, in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

(d) The Board shall have the same powers, duties, and authority to administer the Plan with respect to Director Awards as the Committee retains with respect to Employee Awards as described above.

7. *Delegation of Authority.* Following the authorization of a pool of shares of Common Stock to be available for Awards, the Committee may authorize the Chief Executive Officer of the Company or a committee consisting solely of members of the Board to grant individual Employee Awards from such pool pursuant to such conditions or limitations as the Committee may establish. The Committee may also delegate to the Chief Executive Officer and to other executive officers of the Company its administrative duties under this Plan (excluding its granting

authority) pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

8. *Employee Awards.* (a) The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award shall be embodied in an Employee Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and shall be signed by the Participant to whom the Employee Award is granted and by an Authorized Officer for and on behalf of the Company. Employee Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement or as otherwise specified by the Committee.

(i) *Option.* An Employee Award may be in the form of an Option. On the Grant Date, the Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Committee.

(ii) *Stock Award.* An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted to Employees pursuant to this Plan shall be determined by the Committee; *provided* that any Stock Award shall have a minimum Restriction Period of one year from the Grant Date, *provided* that (i) the Committee may provide for earlier vesting upon a termination of employment by reason of death, Disability or normal retirement, and (ii) such one-year minimum Restriction Period shall not apply to a Stock Award that is granted in lieu of salary or bonus.

(b) Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Employee Awards made hereunder:

(i) no Participant may be granted, during any fiscal year, Employee Awards consisting of Options that are exercisable for more than 100,000 shares of Common Stock; and

(ii) no Participant may be granted, during any calendar year, Employee Awards consisting of Stock Awards covering or relating to more than 100,000 shares of Common Stock (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as *"Stock Based Awards Limitations"*).

9. *Director Awards.* (a) The Board may grant Director Awards to the Non-employee Directors of the Company from time to time in accordance with this paragraph 9. Director Awards may consist of those listed in this paragraph 9 and may be granted singly, in combination or in tandem. Each Director Award shall be embodied in a Director Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Board in its sole discretion and, if required by the Board, shall be accepted by the Participant to whom the Director Award is granted and signed by an Authorized Officer for and on behalf of the Company.

(i) *Stock Awards.* A Director Award may be in the form of a Stock Award. A Non-employee Director may not sell, transfer, assign, pledge or otherwise encumber or dispose of any portion of a Stock Award until he or she terminates service as a Non-employee Director, and any attempt to sell, transfer, assign, pledge or encumber any portion of the Stock Award prior to such time shall have no effect. Any additional terms, conditions and limitations applicable to any Stock Awards granted to a Non-employee Director pursuant to this Plan shall be determined by the Board.

(ii) *Non-qualified Stock Options.* A Director Award may be in the form of a Non-qualified Stock Option. On the Grant Date, the Grant Price of a Non-qualified Stock Option shall be not less than the Fair Market Value of the Common Stock subject to such Option. The term of the Non-qualified Stock Option shall extend no more than 10 years after the Grant Date. Non-qualified Stock Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Non-qualified Stock Options awarded to Directors pursuant to this Plan, including the Grant Price, the term of the Non-qualified Stock Options, the number of shares subject to the Non-qualified Stock Option and the date or dates upon which they become exercisable, shall be determined by the Committee.

(b) Notwithstanding anything to the contrary contained in this Plan, no Participant may be granted, during any fiscal year, Director Awards consisting of Stock Awards covering or relating to more than 5,000 shares of Common Stock (the limitation set forth in this paragraph (b) being hereinafter referred to as a *"Stock Based Awards Limitation"*) or Non-qualified Stock Options for more than 10,000 shares of Common Stock during any fiscal year.

10. *Change in Control.* Notwithstanding the provisions of paragraphs 8 and 9 hereof, unless otherwise expressly provided in the applicable Award Agreement, or as otherwise specified in the terms of an Equity Award, in the event of a Change in Control during a Participant's employment (or service as a Non-employee Director) with the Company or one of its Affiliates, each Equity Award granted under this Plan to the Participant shall become immediately vested and fully exercisable, with performance-based equity awards vested at target level (regardless of the otherwise applicable vesting or exercise schedules or performance goals provided for under the Award Agreement or the terms of the Equity Award).

11. *Payment of Awards.*

(a) *General.* Payment made to a Participant pursuant to an Award may be made in the form of Common Stock, and may include such restrictions as the Administrator shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If such payment is made in the form of Restricted Stock, the Administrator shall specify whether the underlying shares are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Administrator may determine.

(b) *Dividends, Earnings and Interest.* Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions and restrictions as the Administrator may establish. The Administrator may also establish rules and procedures for the crediting of interest or other earnings on Dividend Equivalents for Stock Awards.

12. *Option Exercise.* The Grant Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, *provided* that such rules and procedures are not inconsistent with the provisions of this paragraph, and provided further that such rules and procedures do not result in the further deferral of the taxation of any Awards.

An optionee desiring to pay the Grant Price of an Option by tendering Common Stock using the method of attestation may, subject to any such conditions and in compliance with any such procedures as the Committee may adopt, do so by attesting to the ownership of Common Stock of the requisite value in which case the Company shall issue or otherwise deliver to the optionee upon such exercise a number of shares of Common Stock subject to the Option equal to the result obtained by dividing (a) the excess of the aggregate Fair Market Value of the shares of Common Stock subject to the Option for which the Option (or portion thereof) is being exercised over the Grant Price payable in respect of such exercise by (b) the Fair Market Value per share of Common Stock subject to the Option, and the optionee may retain the shares of Common Stock the ownership of which is attested.

13. *Taxes.* The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Employee Award payment and withhold, at the time of delivery or vesting of shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

14. *Amendment, Modification, Suspension or Termination of the Plan.* The Committee may amend, modify,

suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) any amendment, modification, suspension, or termination of paragraph 9 of this Plan shall be approved by the Board, (ii) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (iii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent such approval is required by applicable legal requirements or the requirements of the securities exchange on which the Company's stock is listed. Furthermore, no amendment, modification, or termination of this Plan shall cause this Plan or the Awards or benefits issued or payable hereunder to be subject to compliance with section 409A of the Code. Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders, Options issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option.

15. *Assignability.* Unless otherwise determined by the Administrator and provided in the Award Agreement or the terms of the Award, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will, beneficiary designation or the laws of descent and distribution. In the event that a beneficiary designation conflicts with an assignment by will, the beneficiary designation will prevail. The Administrator may prescribe and include in applicable Award Agreements or the terms of the Award other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 15 shall be null and void.

16. *Adjustments.* (a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, and (v) the Stock Based Awards Limitations shall each be adjusted proportionately by the Board as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Board shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the appropriate, Fair Market Value and other price determinations for such Awards, and (iv) the Stock Based Awards Limitations to reflect such transaction; *provided* that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized (i) to assume under the Plan previously issued compensatory awards, or to substitute new Awards for previously issued compensatory awards, including Awards, as part of such adjustment or (ii) to cancel Awards that are Options and give the Participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation.

17. *Restrictions.* No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Administrator may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

18. *Unfunded Plan.* This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience,

including bookkeeping accounts established by a third party administrator retained by the Company to administer the Plan. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement or the terms of the Award, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

19. *Right to Employment.* Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company.

20. *Successors.* All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

21. *Governing Law.* This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Iowa.

22. *Effectiveness.* The Plan will be submitted to the shareholders of the Company for approval at the 2004 annual meeting of shareholders scheduled to be held on January 13, 2004 and, if approved, will become retroactively effective as of January 1, 2004.

23. *Termination.* No Awards shall be made under the Plan after January 1, 2014.